

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 12, 2010

Rostislav Raykov
Chief Executive Officer
Adherex Technologies, Inc.
501 Eastowne Drive, Suite 140
Chapel Hill, NC 27514

>   **Re: Adherex Technologies, Inc.**
>   **Item 4.02 Form 8-K**
>   **Filed November 2, 2010**
>   **File No. 001-32295**

Dear Mr. Raykov:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, or by advising us when you will provide the requested response.   If you do not believe our comment apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing any amendment to your filing and any information you provide in response to this comment, we may have additional comments.

Item 4.02. Non-Reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Review Filed November 2, 2010

1. You filed a Form 8-K on August 16, 2010 announcing financial results from operations for the quarter ended June 30, 2010. You also filed a Form NT-10 announcing your Form 10-Q for the quarter ended June 30, 2010 would not be filed on time. Please explain why your Form 10-Q for the quarter ended June 30, 2010 was not filed by the time allowed by the Form NT-10Q.

2. You state "On November 1, 2010, the Audit Committee and the Board of Directors, in consultation with the Company's auditors, concluded that the previously issued financial statement for the three and six month periods ending June 30, 2010 should be restated." Based on this statement it appears the Audit Committee, Board of Directors and/or the Company's auditors individually or collectively had some prior discussions in order for all parties to arrive at this consensus on November 1, 2010 and provide restated financial

information on November 2, 2010. Please tell us when discussions began that the financial information, as released in your August 16, 2010 Form 8-K, may need to be restated and/or could not be relied upon, which party discovered the error and initiated the discussions.

3. It is not clear if the three transactions cited for which adjustments are needed in order to fairly present your financial statements, were never recorded or improperly recorded. Please revise your Form 8-K to clarify how each transaction cited was previously recorded and the adjustments necessary to appropriately present each transaction.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please call me at (202) 551-3652.

Sincerely,

Christine Allen
Staff Accountant